UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of July 2005

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

    If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Paris, July 29th, 2005

PRESS RELEASE

Consolidated revenue(1) for the first half-year ending June 30, 2005
 (unaudited figures in IFRS )

Confirmation of strong revenue growth: +10.4%

VEOLIA ENVIRONMENT

At June 30, 2005 (€ m)	At June 30, 2004 (€ m)	Change 2005/2004	Internal growth	External growth	Exchange rate effect
12,148.3	11,006.3	10.4%	9.2%	1.2%	-

Consolidated revenue increased by 10.4% to €12,148.3 million for the first half-year ending June 30, 2005, compared to €11,006.3 million at June 30, 2004. Internal growth for the period was 9.2% .

Revenue from outside France reached €6,206.3 million, or 51% of the total.

WATER

At June 30, 2005 (€ m)	At June 30, 2004 (€ m)	Change 2005/2004	Internal growth	External growth	Exchange rate effect
4,207.2	3,697.7	13.8%	12.2%	1.4%	0.2%

In compliance with IAS18, revenue of the Water division no longer includes royalties and indirect taxes collected on behalf of third parties. External growth of 1.4% was essentially due to the acquisition by Veolia Water Systems of an engineering company.

•	In France, strong growth (+5.9%) was due to continued growth in engineering work and good performance in the water distribution activities.

•
Outside France, excluding Veolia Water Systems, revenue rose strongly (+23.1%) at constant scope and exchange rates. In Europe, strong growth (+33.2% at constant exchange rates) was driven by the start-up of the Braunschweig contract in Germany, the impact of other new contracts signed in recent months (particularly in the Czech Republic) as well as the impact of price increases in the U.K. In the Asia-Pacific region, the strong increase in revenue (+20.3% at constant exchange rates) was driven largely by the start-up of the Shenzen contract.

(1) Revenue from ordinary activities

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Veolia Water Systems posted a significant increase in revenue compared to revenue at June 30, 2004 (+16.5%) due to the overall robust level of business activity in France and outside France, as well as to the acquisition of Berkefeld in Germany.

WASTE MANAGEMENT

At June 30, 2005 (€ m)	At June 30, 2004 (€ m)	Change 2005/2004	Internal growth	External growth	Exchange rate effect
3,162.1	3,048.7	3.7%	4.4%	0.2%	-0.9%

Waste management revenue in France increased by 3% (of which 2.8% was internal growth), on the back of a difficult comparison due to the high level of revenue in the first half of 2004 . Improved performance from the industrial waste business and the start-up of new contracts in waste collection and cleaning led to an acceleration of revenue growth in the second quarter.

Outside France, the increase of 4.3% (including 5.8% of internal growth) was due in particular to strong growth in the U.K, because of increased volumes and the ramp-up of large integrated waste management contracts. It was also driven by strong growth (+13.2%) in the Asia-Pacific region. The North American businesses achieved satisfactory performance due to good volume and new contracts in hazardous waste and a strong level of business activity in industrial services.

ENERGY SERVICES

At June 30, 2005 (€ m)	At June 30, 2004 (€ m)	Change 2005/2004	Internal growth	External growth	Exchange rate effect
2,690.3	2,492.2	7.9%	7.1%	-	0.8%

In the Energy Services division, revenue in France (internal growth of 7.4%) benefited mainly from the rise in energy prices in the heating activities.

Outside France (internal growth of 6.6%), the increase was driven mainly by activity in Eastern and Central Europe (+27.9% at constant scope and exchange rates), particularly in Poland, Hungary and Romania because of the full impact of new contracts.

TRANSPORTATION

At June 30, 2005 (€ m)	At June 30, 2004 (€ m)	Change 2005/2004	Internal growth	External growth	Exchange rate effect
2,088.7	1,767.7	18.2%	13.6%	4.4%	0.2%

In the Transportation division, revenue growth in France (internal growth of 17.1%) was particularly high due to the start-up of the Toulouse contract on January 1, 2005 and the full six month impact in 2005 of contract renewals and expansions that occurred in 2004 (Nice, Saint Etienne).

Outside France (internal growth of 11.1%), revenue was boosted by the full impact of the new Melbourne contract and other contracts awarded in both Australia and the United States.

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Outlook

Positive business trends and the commercial success achieved during the first half of the year support Veolia Environnement's stated objectives for growth and improved operating performance in both the short and medium term.

Veolia Environnement’s full detailed results for the first half-year 2005 will be published on September 16, 2005.

Important Disclaimer.
 Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties include in particular risks related to the ability of Veolia Environnement to complete its divestiture transactions as a result of customary conditions precedent and closing adjustments, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investor contact: Brian Sullivan +(1) 630 371 27 49

Press release also available on our web site: http//veoliaenvironnement-finance.com

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SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 29, 2005

VEOLIA ENVIRONNEMENT

By:	/s/ Jérôme Contamine___________
Name: Jérôme Contamine
Title: Senior Executive Vice President and Chief
Financial Officer